SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


*******************************************
            In the Matter of
    Alliant Energy Corporation, et al.               CERTIFICATE
            File No. 70-9891                         PURSUANT TO
(Public Utility Holding Company Act of 1935)         RULE 24
********************************************

     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering July 1, 2002 - September 30, 2002 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

     1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

ANSWER:

See attached  Exhibit A


     2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

ANSWER:

See attached  Exhibit A


     3.  The  consolidated   capitalization   ratio  of  Alliant  Energy,  with
consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

ANSWER:

See attached Exhibit B


     4. The market-to-book ratio of Alliant Energy's common stock.

ANSWER:

  Market value per share at September 30, 2002               $          19.25
  Common equity at September 30, 2002                        $  1,770,269,000
  Total shares outstanding at September 30, 2002                   91,594,567
  Book value per share at September 30, 2002                 $          19.33
  Market-to-book ratio of Alliant Energy's common stock                 99.59%


     5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

ANSWER:

See attached Exhibit C


     6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

ANSWER:

See attached Exhibit D


     7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

ANSWER:

None


     8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

ANSWER:

There were no options granted during this period.

See attached Exhibit E


     9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

ANSWER:

See attached Exhibits F

     10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

ANSWER:

None


     11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

ANSWER:

None


     12. The notational amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

ANSWER:

None


     13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

ANSWER:

Alliant Energy Corporation invested $48.3 million in nonutility energy assets during the period from July 1, 2002 through September 30, 2002.

           Whiting Petroleum Corporation's Energy Asset Investments:
        ---------------------------------------------------------------

                  RSEC                             $ 26,207,008
                  Crownquest                       $ 15,656,000
                  JJ Martin                        $    588,105

                                     Sub-total:    $ 42,451,113

           Leasing and other activity              $  7,259,501
           Proceeds from sales                      ($1,433,838)

                                     Total:        $ 48,276,776


     Alliant Energy Corporation did not form any intermediate or financing subsidiaries during the period from July 1, 2002 through September 30, 2002.


     14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

ANSWER:

(1) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on August 14, 2002.

(2) Alliant Energy Corporation filed a U-6B-2 on August 14, 2002.


     15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

ANSWER:

Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended September 30, 2002.


     16.  A  table  showing,  as of the  end  of the  quarter,  the  dollar  and
percentage   components  of  the  capital  structure  of  Alliant  Energy  on  a consolidated basis and of each Utility Subsidiary.

ANSWER:

See attached Exhibit G


     17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

ANSWER:

See attached Exhibit H


     18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24.

ANSWER:

None








                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                           /s/ Enrique Bacalao
                                  By:   ______________________________
                                        Name:   Enrique Bacalao
                                        Title:  Assistant Treasurer


        November 27, 2002

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  July 1, 2002 - September 30, 2002


Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

September 30, 2002

                                                                                                                           Aggregate
                                                                                                  Investments Commitments Investment
                                                                                                 -----------------------------------
                                                                                                           (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                        $ -       $ -        $ -
Alliant Energy Renewable Resources Ltd.                                                                    1.1      13.9       15.0
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                            -         -          -
Anhui New Energy Heat & Power Co. Ltd.                                                                    14.4         -       14.4
Catleo Energia S.A.                                                                                          -         -          -
Companhia de Electricidade de Nova Friburgo S.A.                                                             -         -          -
Companhia Energetica da Borborema S.A.                                                                       -         -          -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                           1.0         -        1.0
Empresa Energetica de Sergipe S.A.                                                                         0.2         -        0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                    7.7         -        7.7
Henan Anfeng Electric Power Co. Ltd.                                                                      13.3         -       13.3
Henan Yongfeng Electric Power Co. Ltd.                                                                    13.3         -       13.3
Infratil Ltd.                                                                                             15.0         -       15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                        13.4         -       13.4
LDM Utility Co., S.A. de C.V.                                                                             32.8      26.6       59.4
Luannan Peak Heat & Power Company Ltd. (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                      25.0         -       25.0
Luannan Peak Second Heat & Power Company Ltd. (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)         25.0         -       25.0
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                              11.9         -       11.9
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                        90.2         -       90.2
Southern Hydro Partnership                                                                                44.4      42.9       87.3
Tongxiang TIES Power & Heat Co. Ltd.                                                                      10.4         -       10.4
TrustPower Ltd.                                                                                           65.4         -       65.4
Usina Termeletrica de Juiz De Fora S.A.                                                                   13.9         -       13.9
Zouping Peak CHP Co. Ltd.                                                                                 17.4         -       17.4
Guarantee of debt security intended to finance future FUCO investments                                       -      25.0       25.0
                                                                                                       ----------------------------
  Aggregate Investments in Foreign Utility Companies (FUCOs)                                             415.8     108.4      524.2
                                                                                                        ============================


Development costs for a 1,100 Mw natural gas generating facility in Western Michigan                       7.1         -        7.1
Development costs and commitment to purchase a 309 Mw natural gas generating facility in Neenah, WI (New)  0.1     111.5      111.6
Guarantee of the debt security of a 6 Mw low Btu gas electric generating facility in Cedar Rapids, Iowa      -       4.4        4.4
                                                                                                        ----------------------------

  Aggregate Investments in Electric Wholesale Generators (EWGs)                                            7.2     115.9      123.1
                                                                                                        ----------------------------
    Total Aggregate Investments in EWGs and FUCOs                                                        423.0     224.3      647.3
                                                                                                        ============================


                                                                                                             Balance at     Average
                                                                                                           end of quarter   balance
                                                                                                          --------------------------


Alliant Energy's consolidated retained earnings at December 31, 2001                                                832.3
Alliant Energy's consolidated retained earnings at March 31, 2002                                                   797.2
Alliant Energy's consolidated retained earnings at June 30, 2002                                                    758.5
Alliant Energy's consolidated retained earnings at September 30, 2002                                               757.8
Alliant Energy's "consolidated retained earnings" at September 30, 2002 (average of ending balance of four previous quarters) 786.5
                                                                                                                           ---------
                                                                                                                           $  139.2
   Amount remaining under the Requested EWG/FUCO Investment Authority.                                                     =========

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A  Continued
Report Period:  July 1, 2002 - September 30, 2002



                                                                                  Loan
                                                          Registered   --------------------------------  Adjustments
Peak Pacific CJVs:                                         Capital      Principal      Interest         (Non-recourse)    Total
                                                         --------------------------------------------------------------------------

FUCOs:
Handan Chengfeng Heat and Power Co. Ltd. (Inactive)                -                -               -                            -
Hebei Wuan Peak Heat and Power Co. Ltd.                    7,678,000                -               -                    7,678,000
Henan Anfeng Electric Power Co. Ltd.                       6,748,000        6,516,900         444,778       (444,778)   13,264,900
Henan Yongfeng Electric Power Co. Ltd.                     6,748,000        6,516,895         323,028       (323,028)   13,264,895
Luannan Peak Heat & Power Company Ltd.
  (f/k/a Tangshan Panda Heat & Power Co., Ltd.)           10,456,014       13,642,016         884,173                   24,982,203
Luannan Peak Second Heat & Power Company Ltd.
  (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)     10,456,014       13,642,016         884,173                   24,982,203
Shijiazhuang Chengfeng Cogeneration Co. Ltd.               6,440,000        5,400,000         265,483       (265,483)   11,840,000
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)              -                -                                            -
Zouping Peak CHP Co. Ltd.                                 11,311,594        6,055,082         149,037       (149,037)   17,366,676
                                                        ---------------------------------------------------------------------------
                                                          59,837,622       51,772,909       2,950,673     (1,182,326)  113,378,878
                                                        ===========================================================================

Non-FUCOs:
Luannan Peak Third Heat & Power Company Ltd.              10,456,014       13,642,016         884,173
Luannan Peak Fourth Heat & Power Company Ltd.             10,456,014       13,642,016         884,173


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  July 1, 2002 - September 30, 2002


Item  3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,  with
consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization September 30, 2002
(amounts in thousands of dollars)

                                                      Amounts               Percentage
                                              -----------------------------------------
Common equity                                        $ 1,770,269              35.53%
Cumulative preferred stock                                59,963               1.20%
Consolidated debt (1)                                  3,152,410              63.27%
                                              --------------------------------------
                                                     $ 4,982,642             100.00%
                                              =========================================

(1)
Long-term debt (excluding current portion)           $ 2,612,037
Current maturities and sinking funds                      61,181
Variable rate demand bonds                                55,100
Commercial paper                                         298,945
Other short-term borrowings                              125,147
                                              ---------------------
                                                     $ 3,152,410
                                              =====================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  July 1, 2002 - September 30, 2002

Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.


Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended September 30, 2002
(amounts in thousands of dollars)

Beginning balance (June 30, 2002)                                $ 758,460
Net income/(loss):
From EWGs and FUCOs (*)                                (1,492)
Other                                                   7,807
                                                     -----------
Total net income/(loss)                                             44,730
Common stock dividends                                             (45,365)
                                                                 -----------
Ending balance (September 30, 2002)                              $ 757,825
                                                                 ===========

(*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  July 1, 2002 - September 30, 2002

Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                   For the twelve months ended September 30, 2002
                                                                                 --------------------------------------------------

                                                                                     Revenues                Net Income/(Loss)
                                                                                 ----------------------     ----------------------

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                          -                           -
Alliant Energy Renewable Resources Ltd.                                                      -                    (381,315)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                            -                           -
Anhui New Energy Heat & Power Co. Ltd.                                              23,336,383                   3,412,714
Catleo Energia S.A.                                                                  3,134,361                  (6,190,038)
Companhia de Electricidade de Nova Friburgo S.A.                                    18,155,606                   3,303,689
Companhia Energetica da Borborema S.A.                                              24,640,698                  (6,709,532)
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                    59,957,437                 (29,993,341)
Empresa Energetica de Sergipe S.A.                                                 107,738,424                 (12,681,841)
Hebei Wuan Peak Heat and Power Co. Ltd.                                              7,580,148                     873,985
Henan Anfeng Electric Power Co. Ltd.                                                 9,394,850                     976,280
Henan Yongfeng Electric Power Co. Ltd.                                              10,737,788                   1,738,282
Infratil Ltd. (*)                                                                   53,633,732                   9,440,029
Jiaxing JIES Power & Heat Co. Ltd.                                                  12,273,902                   1,744,583
LDM Utility Co., S.A. de C.V.                                                                -                  (3,305,231)
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                         8,364,100                   1,191,611
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                 119,494,801                  (8,810,202)
Southern Hydro Partnership                                                          32,330,471                   8,641,692
Luannan Peak Heat & Power Company Ltd.
  (f/k/a Tangshan Panda Heat & Power Co., Ltd.)                                      6,394,890                    (514,279)
Luannan Peak Second Heat & Power Company Ltd.
  (f/k/a Tangshan Pan-Western Heat & Power Co., Ltd.)                                6,394,890                    (514,279)
Tongxiang TIES Power & Heat Co. Ltd.                                                 8,302,674                   1,803,596
TrustPower Ltd.                                                                    256,793,231                  16,407,410
Usina Termeletrica de Juiz De Fora S.A.                                             16,467,770                 (13,726,061)
Weifang Ocean Peak Heat and Power Co. Ltd. (Inactive)                                        -                           -
Zouping Peak CHP Co. Ltd.                                                           16,056,943                   1,830,453


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  July 1, 2002 - September 30, 2002

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                                Original Issue
  --------------------------------------------------------------------------
                         Shareowner                       Long-term Equity
           Date          Direct Plan         401K          Incentive Plan
  --------------------------------------------------------------------------
        7/10/2002               -            18,124                 -
        7/15/2002          71,072                 -                 -
        7/22/2002               -            94,800                 -
        7/25/2002               -            13,103                 -
        8/05/2002               -            27,189                 -
        8/15/2002         359,255
        8/16/2002                            67,921
        8/26/2002                            19,343
        9/03/2002                            21,920
        9/16/2002         109,729
        9/30/2002               -            39,557                 -
  --------------------------------------------------------------------------
          TOTALS          540,056           301,957                 -

Grand Total:                        842,013


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  July 1, 2002 - September 30, 2002


     Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.


                                                                                          Date Of
                                                                                          Issue/                         Amount
Guarantor    On Behalf Of       Purpose                      Name of Guaranteed Party     Amendment      Expiration     Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Resources    NG Energy         Natural Gas/Oil Purchases &   Wisconsin Electric Power       7/10/2002    6/10/2003     $  3,000,000
             Trading, LLC      Sales/Derivatives                Company and Wisconsin
                                                                Gas Company

Resources    NG Energy         Natural Gas/Oil Purchases &   BP Canada Energy               7/30/2002    12/31/2002    $  5,000,000
             Trading, LLC      Sales/Derivatives                Marketing Corp.

Resources    NG Energy         Natural Gas/Oil Purchases &   TXU Energy Trading             7/31/2002    7/31/2003     $  5,000,000
             Trading, LLC      Sales/Derivatives                Company LP

Resources    NG Energy         Natural Gas/Oil Purchases &   Entergy-Koch Trading, LP       8/08/2002    8/08/2003     $  7,500,000
             Trading, LLC      Sales/Derivatives

Resources    NG Energy         Natural Gas/Oil Purchases &   Virginia Power Energy          9/16/2002    9/16/2003     $  5,000,000
             Trading, LLC      Sales/Derivatives                Marketing, Inc.


Resources    SmartEnergy, Inc. Natural Gas Purchases         TXU Energy Retail Company LP   7/25/2002    7/25/2003     $  1,000,000

Resources    SmartEnergy, Inc. Energy, Ancillary &           New York Independent           8/19/2002    4/25/2003     $ 13,100,000
                               Transmission Purchases &       System Operator, Inc.
                               Unforced Capacity

Alliant
Energy       Resources         Bridge Loan                   Wachovia Bank, NA              8/06/2002   11/30/2002     $100,000,000

                                                                                                                       Amount
Guarantor          On Behalf Of         Purpose               Name of Guaranteed Party         Period                 Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy       Cogenex          Energy Savings            Central Maine Power          8/31/02-8/31/03          $ 210,000

Alliant Energy       RMT              Performance Bond          Aramark job accepted         8/01/02-8/01/03          $ 247,221
                                                                 in maintenance

Alliant Energy       RMT              Underground tank          City of West Lake Hills      7/12/02-7/12/03          $  10,000
                                       removal

Alliant Energy       Whiting          Oil & Gas                 State of Oklahoma            8/26/02-8/26/03          $  25,000

Alliant Energy       Whiting          Owners Blanket Bond       State of Wyoming             8/12/02-8/12/03          $  25,000

Alliant Energy       Whiting          Nationwide oil & gas      US Dept of the Interior      8/07/02-8/07/03          $ 150,000

Alliant Energy       Whiting          Heavy Load Bond           Brazoria County              7/27/02-7/27/03          $  50,000

Alliant Energy       Whiting          Nationwide oil & gas      Bureau of Indian Affairs     7/25/02-7/25/03          $  75,000

Alliant Energy       Whiting          Ohio Blanket Oil          State of Ohio                7/11/02-7/11/03          $  15,000
                                       & Gas Bond

Alliant Energy       Whiting          Michigan Blanket          State of Michigan            7/11/02-7/11/03          $ 250,000
                                       Well Bond

Alliant Energy       WP&L/AECS        Worker's Comp Bond        State of Wisconsin           7/01/02-7/01/03          $ 500,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  July 1, 2002 - September 30, 2002

Item  16:  A  table  showing,  as of the  end of the  quarter,  the  dollar  and
percentage   components  of  the  capital  structure  of  Alliant  Energy  on  a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                   Interstate Power and          Wisconsin Power and
September 30, 2002                           Alliant Energy Corporation      Light Company                 Light Company
(amounts in thousands of dollars)
                                              Amounts       Percentages     Amounts       Percentages     Amounts       Percentages
                                            ---------------------------  ----------------------------  ----------------------------

Common equity                                $ 1,770,269        35.53%     $   888,670        49.37%      $   709,543        51.63%
Cumulative preferred stock                        59,963         1.20%               -         0.00%           59,963         4.36%
Consolidated debt (1)                          3,152,410        63.27%         911,438        50.63%          604,776        44.01%
                                            ---------------------------- ----------------------------  ----------------------------
                                             $ 4,982,642       100.00%     $ 1,800,108       100.00%      $ 1,374,282       100.00%
                                            ============================ ============================  ============================


(1)
Long-term debt (excluding current portion)   $ 2,612,037                   $   857,637                    $   468,176
Current maturities and sinking funds              61,181                         2,680                              -
Variable rate demand bonds                        55,100                             -                         55,100
Commercial paper                                 298,945                             -                         81,500
Notes payable to associated companies                  -                        51,121                              -
Other short-term borrowings                      125,147                             -                              -
                                            --------------               ---------------               ----------------
                                             $ 3,152,410                   $   911,438                    $   604,776
                                            ==============               ===============               ================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  July 1, 2002 - September 30, 2002

Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended September 30, 2002
(amounts in thousands of dollars)
                                                                                                    Alliant Energy
                                                Interstate Power          Wisconsin Power           Corporation
                                                and Light Company         and Light Company         Consolidated

Beginning balance (June 30, 2002)                    $ 355,001                  $ 378,649              $ 758,460
Gross earnings (1)                                      44,259                     18,323                 44,730
Goodwill amortization (2)                                    -                          -                      -
Common stock dividends                                 (20,085)                   (14,588)               (45,365)
                                              ---------------------------------------------------------------------
Ending balance (September 30, 2002)                  $ 379,175                  $ 382,384              $ 757,825
                                              =====================================================================


(1)  Gross earnings is defined as net income excluding goodwill amortization.

(2)  Pursuant  to the  adoption  of FAS142 on January 1,  2002,  Alliant  Energy
     Corporation and its consolidated subsidiaries ceased the amortization of goodwill.

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